January 14, 2021

Via EDGAR Correspondence Filing

Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (the “Fund”)

File Nos. 333-239784, 811-23586

Dear Ms. Rossotto:

We have received your comments presented in your letter dated October 2, 2020 regarding the Registration Statement on Form N-2 for the above captioned Fund as filed with the Securities and Exchange Commission on July 10, 2020 (the “Registration Statement”). For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. This letter serves to respond to those comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges this comment.

Prospectus—Prospectus Cover

2.	On the first page, in the fourth paragraph describing the Tactical Municipal Closed End Fund Strategy, the disclosure states “This strategy will seek to (i) generate returns through investments in closed-end funds, exchange-traded funds and other investment companies [emphasis added].” Please specify the types of investments “other investment companies” refers to.

Response: The above-referenced disclosure has been updated to specify that the investment companies in which the Fund plans to invest on a principal basis under the Tactical Municipal Closed-End Fund Strategy are closed-end funds and exchange-traded funds.

3.	On page ii., immediately following the disclosure in No Prior History at the bottom of the page, please disclose that although the Common Shares are listed on the NYSE, there may be no or limited trading volume in the Fund’s shares. Accordingly, investors may not be able to sell all or part of their Common Shares in a particular timeframe.

Response: The Prospectus has been revised as requested.

4.	On page iii, in footnote 2 to the table, the disclosure indicates that “the Adviser (and not the Fund)” has agreed to pay for certain services and expenses. Can the Adviser recoup any of these payments from the Fund? If so, disclose so and disclose the terms of any recoupment. Also, with respect to the underwriting compensation, prior to the registration statement becoming effective, the staff will need to confirm that the underwriting compensation arrangement has been approved. Please ask a FINRA representative to contact the staff in this regard.

Response: The Fund confirms that the services and expense referred to in footnote 2 of the table are not subject to recoupment. Additionally, the Fund confirms that, prior to effectiveness of the Registration Statement, FINRA will have reviewed the proposed underwriting terms and arrangements described in the Registration Statement and have issued a statement expressing no objections thereto.

5.	On page iii, in the second paragraph, the disclosure states that Managed Assets include “the portion of assets in tender option bond trusts of which the Fund owns TOB Residuals…that has been effectively financed by the trust’s issuance of TOB Floaters.” Please explain the meaning of this disclosure to us supplementally, including by means of numeric examples. Also, please disclose whether the Adviser, or any of its affiliates, receives fees or other payments from TOB Trusts it structures.

Response: As described in detail under the Registration Statement section “Use of Leverage – Tender Option Bonds”, the Fund may leverage its assets through the use of proceeds received from tender option bond transactions. In a tender option bond transaction, an unaffiliated tender option bond trust (a “TOB Issuer”) is typically established by forming a special purpose trust into which the Fund, or an agent on behalf of the Fund, transfers municipal bonds or other municipal securities. A TOB Issuer typically issues two classes of beneficial interests: short-term floating rate notes (“TOB Floaters”), which are sold to third party investors (e.g., money market fund), and residual interest municipal tender option bonds (“TOB Residuals”), which are generally issued to the Fund. In addition, the TOB Issuer typically engages a liquidity provider (“Liquidity Provider”), which is a commercial bank that provides the holders of TOB Floaters with a right to tender the TOB Floaters back to the Liquidity Provider at par under certain circumstances.

By way of a simplified example, the Fund deposits $10 million of its municipal bond portfolio into a trust (TOB Issuer). The TOB Issuer issues two kinds of securities: $7.5 million in TOB Floaters to unaffiliated money market funds and $2.5 million in TOB Residuals. The Fund will typically hold the $2.5 million TOB Residuals, receiving income from the deposited bonds, minus the fees associated with operating the TOB trust and interest payable on the TOB Floaters. The Fund will also receive $7.5 million in cash from the sale of the TOB Floaters to money market funds (or other purchaser of the TOB Floaters). This cash will then be invested in additional municipal securities. In such example, not accounting for fees, the Fund would include $17.5 million in its calculation of Managed Assets (which amount includes the Fund’s exposure to the bonds deposited into the TOB Issuer as well as the cash received from the sale of TOB Floaters as may be used to purchase additional securities).

RiverNorth can confirm that none of the tender offer bond program fees are received by the Adviser or any affiliate of the Adviser.

6.	On page iii, in Limited Term and Eligible Tender Offer, the disclosure states that the Fund “may extend the Termination Date: (i) once for up to one year…and (ii) once for up to an additional six months… in each case upon the affirmative vote of a majority of the Board of Directors and without the approval of the holders of the Common Shares… .” Will the Common Shareholders receive notice of any such extensions? Please disclose.

Response: The Fund confirms that Common Shareholders will receive notice of any extensions of the Termination Date and the Prospectus has been revised to include this disclosure.

7.	Please bold the disclosure on page iv in Dividends and Distributions stating “There is no assurance the Fund will make regular monthly distributions or that it will do so at a particular rate.” Please also bold the entire next paragraph, beginning “From time to time… .”

Response: The Prospectus has been revised as requested.

Prospectus—Prospectus Summary

8.	At the top of page 5, the disclosure states “The Fund may at times establish hedging positions, which may include short sales… .” Please confirm that fees associated with short sales are presented in the fee table. Please also inform us where in the fee table these fees are shown.

Response: The Fund anticipates using short positions primarily on U.S. Treasury futures contracts for which the Fund will not incur any dividend or interest expense.

9.	On page 6, in Investment Philosophy and Process, please explain what “discount and premium spreads” are and what “mean reversion investing” is.

Response: The Prospectus has been revised to add disclosure explaining “discount and premium spreads.” The Fund respectfully believes that the disclosure under “Statistical Analysis (Mean Reversion)” adequately explains the concept of “mean reversion investing.”

10.	In the Prospectus Summary, please include a brief, but prominent, statement that the Fund has elected to be subject to the Maryland Control Share Acquisition Act.

Response: The Fund has not elected to be subject to the Maryland Control Share Acquisition Act.

Prospectus—Summary of Fund Expenses

11.	On page 16, in footnote 4 to the fee table, the disclosure states “the Fund (and not the Adviser) will be responsible for certain additional fees and expenses, which are reflected in the table above, that are not covered by the unified management fee.” It is unclear where these expenses are presented in the fee table. Please include an “Other Expenses” caption in the table to reflect these costs.

Response: The above-referenced expenses (i.e., those not covered by the unified management fee) are represented in the Fee Table under “Leverage costs” and “Acquired fund fees and expenses.”

12.	Footnote 8 shows Fund expenses if it does not utilize leverage. The disclosure in the footnote states “[f]or purposes of the assumption [that the Fund will use leverage], all leverage used is in the form of proceeds from tender option bond transactions and bank borrowings.” In the first paragraph on page 2, in Principal Investment Strategies and Policies, the disclosure states “the Fund will seek to invest at least 50% of its total assets either directly (and indirectly through tender option bond transactions)… [emphasis added].” Because the Fund intends to use tender option bonds as a principal investment strategy, and therefore incur leverage, please delete this footnote and the accompanying table.

Response: The Fund respectfully believes that the disclosure in Footnote 8 is relevant disclosure for the fee table. While the Fund intends to utilize tender offer bond transactions as a principal source of leverage, there can be no assurance that this strategy will be available to the Fund at all times and at any particular percentage.

Prospectus—Investment Philosophy and Process

13.	On page 41, in Municipal Bond Income Strategy, you provide a brief description of the types of analyses the Subadviser performs when making allocations to particular municipal bonds. Given the disruptions caused by COVID-19 and responses to it, as well as instances of social unrest in various areas throughout the country, and with a view to enhanced strategy and risk disclosure, please tell us more about your investment analysis. For example:

•	Have recent events caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

•	Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

•	Have recent events changed the Adviser’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how recent events affect your investment operations and process as this may affect the Fund’s investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Response: In regard to the impact of COVID-19 and other recent events on its management of the Municipal Bond Income Strategy, the Subadviser provides the following:

The municipal market by its nature is very dynamic and fragmented into many segments. The disruptions caused by COVID-19 have been felt across all the municipal sectors. We believe our current data and models are still relevant, and in fact have proven beneficial in reviewing our obligors that we own and that we evaluate to purchase. Our current analysis of understanding policy at the federal level and at the state level and incorporating that into our investment process helped our portfolios greatly during the last 10 months. In addition, our focus on liquidity across all of our obligors has proven to be extremely valuable. While our analysis overall has not changed, we would say that policy and liquidity have an increased emphasis.

Prospectus—Risks

14.	Please consider the need to include additional risk disclosure addressing the impacts pandemics, climate change, and/or social unrest may have on state and municipal tax bases, budgets, and ability to service debt.

Response: The Prospectus has been revised to add additional risk disclosure as requested.

Prospectus—Dividends and Distributions

15.	On page 58, in the second paragraph, the disclosure states “At times, to maintain a stable level of distributions, the Fund may pay out less than all of its net investment income or pay out accumulated undistributed income, or return capital, in addition to current net investment income.” To the extent the Fund anticipates that it will not distribute 90% of its net investment income in a taxable year, please explain in this section the tax consequences of such event.

Response: The Fund anticipates that it will distribute 90% of its net investment income in each taxable year.

Statement of Additional Information

16.	On page 2, in Investment Restrictions, the disclosure in restriction #4 concerning concentration states “this limitation shall not apply to municipal securities other than those municipal securities backed principally by the assets and revenues of nongovernmental users.” Please explain to us supplementally the types of municipal securities this language is referring to.

Response: For purposes of industry concentration, obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities; tax-exempt obligations of state or municipal governments and their political subdivisions; and tax-exempt securities issued by states, municipalities and their political subdivisions are not considered to be part of any industry unless their payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuer. Examples include private activity and revenue bonds or municipal securities backed principally from the assets or revenues of non-governmental users. Municipal securities that are backed principally by the assets and revenues of nongovernmental users fall into some of the following sectors: Hospitals; Toll Roads; Tobacco; Dedicated Tax; Higher Education; Water/Sewer; Charter Schools; Public Power; Airports; Incremental Tax; Student Loans; Nursing Homes; Ports; Resource Recovery; Single-Family; Multi-Family; Life Care; Industrial Development Revenue; and Appropriation.

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Pursuant to our conversations with the Staff, the Fund would also like to call your attention to certain changes to the Fund as reflected in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently with this letter regarding the Fund’s intentions to implement an open-market common share repurchase plan (hereinafter, the “Repurchase Plan”). As set forth in Pre-Effective Amendment No. 1 to the Registration Statement, during a defined period beginning on the fifth business day following the date on which the Fund’s 45 day overallotment period terminates, the Repurchase Plan will provide for the Fund to repurchase shares of its common stock in the open market on any trading day when such shares are trading at a discount of [ ]% or more from the shares’ closing net asset value on the prior trading day. The Fund believes that timing for the commencement of the Repurchase Plan is consistent with written guidance from the Staff.1 Furthermore, the Fund notes that the Staff has approved recent closed-end funds organized as business development companies that have initiated repurchase plans without regard to a specific number of days following the termination of its applicable overallotment period.2 As set forth in Pre-Effective Amendment No. 1 to the Registration Statement, the Repurchase Plan is subject to the applicable conditions under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and Regulation M, on an ongoing basis.

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[1]	See Question 11 under Division of Trading and Markets: Answers to Frequently Asked Questions Concerning Rule 10b-18 (“Safe Harbor” for Issuer Repurchases), available at www.sec.gov/divisions/marketreg/r10b18faq0504.htm.
[2]	See, for example:
•	Owl Rock Capital Corporation Prospectus dated July 17, 2019, available at
https://www.sec.gov/Archives/edgar/data/1655888/000119312519196326/d710336d497.htm, which provides that the repurchase plan is “intended to commence 30 calendar days after the closing of this offering.” (emphasis added)
•	Bain Capital Specialty Finance, Inc. Prospectus dated November 14, 2018, available at
https://www.sec.gov/Archives/edgar/data/1655050/000104746918007272/a2237148z497.htm, which provides that the repurchase plan is expected to commence “during the period beginning after four full calendar weeks after the closing of this offering.” (emphasis added)
•	Goldman Sachs BDC, Inc. Prospectus dated March 17, 2015, available at
https://www.sec.gov/Archives/edgar/data/1572694/000119312515098722/d838148d497.htm, which provides that the repurchase plan will commence “during the period beginning after four full calendar weeks after the closing of this offering.” (emphasis added)

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.